

Vincent Viviani · 3rd

Founder, Viviani Consulting Services

Manasquan, New Jersey, United States · 143 connections ·
Contact info

Viviani Consulting Services

West Virginia University

Open to work
Consultant, Business Advisor, Board Member and Chief Operating Officer roles
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Experience



Principal
Viviani Consulting Services · Self-employed
Feb 2012 – Present · 9 yrs 2 mos

Working on boards and advising start ups regarding operations management, strategic planning and strategy implementation.



Business Consultant
KIND and Tru Foods
Feb 2012 – Feb 2019 · 7 yrs 1 mo
New Jersey and Pittsburg Pa.

Consultant for food and consumer product companies in the areas of manufacturing, engineering and product quality. Worked as product transfer and manufacturing liaison with Kind and Tru Foods.



Senior Vice President Operations
Aquestive Therapeutics
Jan 2006 – Apr 2012 · 6 yrs 4 mos
New Jersey, Indiana

Sr Vice President of Pharma. Operations and Manufacturing Head



Vice President of Quality Systems
Playtex Products
Apr 1998 – May 2006 · 8 yrs 2 mos
New Jersey, United States

Member of the senior leadership team and responsible for product quality, consumer affairs and and regulatory affairs. Consumer Products and Medical Devices.



Director of Canadian Plants and North American Contract Manufacturing
RECKITT BENCKISER
Jun 1986 – Apr 1998 · 11 yrs 11 mos
New Jersey, Toronto and Montreal

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Education



West Virginia University
Business/Managerial Economics

Skills & endorsements

Business Strategy

Board and Senior Team Leadership

Operations Management

Interests



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